                           PENNFIRST BANCORP, INC.


                             600 Lawrence Avenue
                      Ellwood City, Pennsylvania  16117
                                 412/758-5584


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                                PRESS RELEASE

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RELEASE DATE:                           CONTACT:

FEBRUARY 10, 1997                       CHARLES P. EVANOSKI
                                        SENIOR VICE PRESIDENT
                                        CHIEF FINANCIAL OFFICER
                                        (412) 758-5584

                            FOR IMMEDIATE RELEASE

              PENNFIRST BANCORP ANNOUNCES FOURTH QUARTER RESULTS


Ellwood City, Pennsylvania (NASDAQ NMS: PWBC): PennFirst Bancorp, Inc. reported earnings of $.26 per share on net income of $1,016,000 for the three months ended December 31, 1996, as compared to earnings of $.26 per share on net income of $1,052,000 for the same period in the prior year.

        The Company reported earnings of $.71 per share on net income of $2,830,000 for the year ended December 31, 1996, when compared to earnings of $.94 per share on net income of $3,968,000 for the same period in the prior year. The decrease in earnings in 1996 includes a one-time special assessment of $1,347,000 (net of taxes) or $.34 per share for the recapitalization of the Savings Association Insurance Fund ("SAIF") by the Federal Deposit Insurance Corporation ("FDIC"). Excluding the one-time special assessment, earnings per share would have increased by 11.7% to $1.05 per share on income of $4,177,000.

        In announcing the results of operations for the year ended December 31, 1996, Charlotte A. Zuschlag, President and Chief Executive Officer, stated "we are pleased with the Company's yearly results despite the impact the SAIF assessment had on earnings. The resolution of the BIF/SAIF disparity will have a positive impact on future earnings by reducing the Company's deposit insurance premiums from $.23 per $100 in deposits to approximately $.06 per $100, resulting in annual premium savings of approximately $550,000 before taxes. This will enable the Company to be more competitive with commercial banks in pricing its deposit products. We are also looking forward in 1997 to the merger of PennFirst and Troy Hill Bancorp, Inc. which will allow PennFirst to further enhance shareholder value and will increase our market presence in Allegheny County."































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        The Company's net loans receivable as of December 31, 1996 totaled
$216.9 million, a 17.9% increase from $183.9 million as of December 31, 1995. The allowance for loan losses as of December 31, 1996 was $3.3 million or 1.46% of PennFirst's total loans receivable as compared to $2.5 million or 1.29% at December 31, 1995. Non-performing assets increased to a total of $4.1 million or 0.59% of total assets at December 31, 1996 as compared to $851,000 or 0.13% at December 31, 1995. PennFirst's non-performing assets increased as a result of the Company placing $3.6 million of commercial equipment leases on nonaccrual status during the first quarter of 1996.

        PennFirst's total assets at December 31, 1996 were $698.7 million versus $659.4 million at December 31, 1995. Savings deposits totaled $332.9 million at December 31, 1996 as compared to $338.5 million at December 31, 1995. At December 31, 1996, stockholders' equity totaled $51.5 million or 7.4% of total assets.

        PennFirst Bancorp, Inc. is the parent holding company of ESB Bank F.S.B., and has nine banking offices in the contiguous counties of Allegheny, Lawrence, Beaver and Butler in Pennsylvania. The common stock of PennFirst is traded on the Nasdaq National Market under the symbol "PWBC."

                   PENNFIRST BANCORP, INC. AND SUBSIDIARIES

                            FINANCIAL  HIGHLIGHTS

               (Dollar in Thousands - Except Per Share Amounts)




                                                                    December 31,              December 31,
                                                                       1996                        1995
                                                                    ------------              ------------
Balance Sheet Data:
  Total assets                                                        $698,735                  $659,371
  Short-term investments and cash equivalents                            5,400                     4,599
  Investment securities held to maturity                                18,082                    20,757
  Investment securities available for sale                              88,687                    43,932
  Mortgage-backed securities held to maturity                           78,118                    91,173
  Mortgage-backed securities available for sale                        259,442                   286,921
  Loans receivable, net                                                216,865                   183,878
  Savings deposits                                                     332,889                   338,494
  Borrowed funds                                                       309,195                   259,472
  Stockholders' equity                                                  51,543                    54,926



                                                                       Three Months Ended December 31,
                                                                       -------------------------------
                                                                        1996                     1995
                                                                       -------                 -------
                                                                                  (Unaudited)
Operations Data:
  Interest income                                                     $ 11,970                  $ 11,521
  Interest expense                                                       8,388                     7,821
                                                                      --------                  --------
  Net interest income                                                    3,582                     3,700
  Provision (recovery) for possible losses on loans                        192                        (6)
  Net interest income after provision (recovery)
    for possible losses on loans                                         3,390                     3,706
  Noninterest income                                                       193                       238
  Noninterest expense                                                    2,228                     2,633
                                                                      --------                  --------
  Income before income taxes                                             1,355                     1,311
  Income tax expense                                                       339                       259
                                                                      --------                  --------
  Net income                                                          $  1,016                  $  1,052
                                                                      ========                  ========
  Earnings per share                                                  $    .26                  $    .26
                                                                      ========                  ========
  Weighted average shares and
    share equivalents outstanding                                    3,899,373                 4,125,498



                                                                            Year Ended December 31,
                                                                      ----------------------------------
                                                                        1996                      1995
                                                                      --------                  --------
Operations Data:
  Interest income                                                     $ 46,737                  $ 44,183
  Interest expense                                                      32,629                    30,219
                                                                      --------                  --------
  Net interest income                                                   14,108                    13,964
  Provision for possible losses on loans                                   873                        13
                                                                      --------                  --------
  Net interest income after provision
    for possible losses on loans                                        13,235                    13,951
  Noninterest income                                                       833                       946
  Noninterest expense                                                    8,339                     8,962
  One-time SAIF speical assessment                                       2,196                         -
                                                                      --------                  --------
  Income before income taxes                                             3,533                     5,935
  Income tax expense                                                       703                     1,967
                                                                      --------                  --------
  Net income                                                          $  2,830                  $  3,968
                                                                      ========                  ========

  Earnings per share                                                  $    .71                  $    .94
                                                                      ========                  ========
  Weighted average shares and
    share equivalents outstanding                                    3,960,505                 4,228,245



                             FINANCIAL HIGHLIGHTS

                                 (Continued)





                                                                   At or For the               At or For the
                                                                    Year Ended                  Year Ended
                                                                 December 31, 1996           December 31, 1995
                                                                 -----------------           -----------------
Other Data (1):
  Return on assets (2)                                                 0.41%                        0.61%
  Return on equity (2)                                                 5.47                         7.44
  Equity to assets                                                     7.50                         8.24
  Interest rate spread                                                 1.98                         1.92
  Net interest margin (3)                                              2.32                         2.29
  Interest-earning assets to interest-bearing
    liabilities                                                        1.07                         1.08
  Noninterest expense to assets (2)                                    1.53                         1.39
  Efficiency ratio                                                    53.24                        58.25
  Allowance for loan losses to total loans
    receivable at end of period                                        1.46                         1.29
  Non-performing assets to total assets at
    end of period                                                      0.59                         0.13
  Full-service offices at end of period                                   9                            9


(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the respective periods and are annualized where appropriate.

(2) Exclusive of the $2.2 million one-time SAIF assessment, PennFirst's return on assets, return on equity and noninterest expense to assets ratio would have been 0.61%, 8.08% and 1.21%, respectively, for the twelve months ended December 31, 1996.

(3)     Net interest margin is calculated on a tax equivalent yield.